SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Linhas Aéreas orders 20 aircrafts

of A320 family and five A350-900

The order purpose is to fulfill the fleet plan already announced

São Paulo, June 8th , 2010 – We announced today the order of 20 brand-new Airbus A320 family aircrafts and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircrafts of A320 family, 15 A330-200 and 27 A350 XWB. The memorandum of understanding was signed during the ILA Air Show, in Berlin, Germany.

The new A350-900 aircrafts shall have Rolls Royce engines. We will also select the engines for 20 brand-new A 320 family aircrafts. Currently the airline operates with A320 family aircraft fleet with CFM and IAE engines.

The new aircraft order for A320 family replaces the aircrafts in the same family operating in TAM network, which comprises the commitment in maintaining a low average age for the aircraft fleet according to the fleet plan already annouced. The A320 and A350 XWB family aircrafts shall operate in the routes existing in the company's network. In respect to the 20 orders from A 320 (A319, A320 and A321) family, ten shall be delivered in 2014 and the remaining ten in 2015.

”We ensure the young fleet with such order and we could offer the state-of-arts in world aviation to the customer. Moreover, we maintain our strategy with the monofleet operation in the domestic main route market”, says Líbano Barroso,  TAM Linhas Aéreas President.

“The recent order made by TAM shows an impressive confidence vote in Airbus. We are proud in contributing to the success of TAM business, by offering the sole aisle aircrafts in A320 family, which are a worldwide reference as well as the new and efficient A350 XWB”, said Tom Enders, Airbus president and CEO.

In addition to such order, we have firm orders for 44 sole aisle aircrafts of A320 family for future delivery as well as three A330-200 and 22 A350 XWB, in the total portfolio of 94 Airbus aircrafts (including today's order).

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0328 equipetam@mvl.com.br

About TAM (www.tam.com.br)

We have been the leader in the Brazilian domestic market for more than four years, and held a 41.8% domestic market share and 85.3% international market share in March 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S. Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.6 million subscribers and has awarded more than 9.7 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 08, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.